Exhibit 99.5

CERTIFICATION

Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge the Annual Report on Form 40-F for the fiscal year ended December 31, 2009, of Dundee Corporation (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:/s/ Ned Goodman
Ned Goodman
President and Chief Executive Officer
Date: April 1, 2010

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to her knowledge the Annual Report on Form 40-F for the fiscal year ended December 31, 2009, of Dundee Corporation (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:/s/ Lucie Presot
Lucie Presot
Vice President and Chief Financial Officer
Date: April 1, 2010